EXHIBIT (a)(4)

[FORM OF COVER LETTER TO ELIGIBLE OPTION HOLDERS

TO BE INCLUDED WITH TRANSMITTAL LETTER]

HOMESTORE, INC.

30700 Russell Ranch Road
Westlake Village, California 91362

July 26, 2002

Dear Homestore Employee:

      As announced in the email dated July 26, 2002, our Board of Directors has authorized a stock option exchange program. This is a voluntary program that allows certain Homestore employees to cancel their existing stock options granted between August 5, 1999 and December 31, 2001 in exchange for a new option to purchase one share for every ten shares subject to your existing option. Any of your existing stock option shares that are not in round lots of ten shares will be rounded up to the nearest lot of ten for purposes of calculating the number of new options to be issued (e.g., if you exchange 24 existing option shares, that number will be rounded up to 30 and you will receive new options to purchase three (3) shares of our common stock). This new option will be granted and priced on the date of the first meeting of the Compensation Committee of the Board of Directors that occurs at least six months and one day after the options are cancelled, which is expected to occur no later than 30 days after such six month and one day anniversary.

      Documents were attached to the above-referenced email describing this stock option exchange program in detail, including the possible benefits and risks of this program. Please take the time to carefully review the documents and instructions and consider your decision carefully. Our Board of Directors makes no recommendations as to whether you should participate in the option exchange program, and we urge you to consult with your own advisors regarding your decision. If you decide to participate in the program, you need to sign and return the personalized letter of transmittal enclosed with this letter to us so that it is received by us or postmarked no later than 5:00 p.m., Pacific Daylight Time, on August 23, 2002, as such date may be extended by us as provided in Section 14 of the Offer to Exchange document that was emailed to you on July 26, 2002.

      If you have any questions about the stock option exchange program, please contact Sharon Goldstein, at (805) 557-3330 or sharon.goldstein@homestore.com.

Sincerely,

LEWIS R. BELOTE, III
Chief Financial Officer
and Assistant Secretary

Enclosures